SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Release of BNDES Resources to Cutia WPP and Baixo Iguaçu HPP

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that, as a continuation of what was informed in the Notice to the Market n. 19/18 and notices related to Transactions with Related Parties n. 02/18 and n. 03/18, occurred today the 1st Release of Funds from the Financing Contracts of the National Bank (BNDES) for the implementation of the Cutia Wind Farm (R$513 million) and the Baixo Iguaçu Hydroelectric Power Plant (R$161 million), as follows:

Company Beneficiary of the financing	Project	Total Contract Value	Amount Released	Remuneration
Cutia Empreendimento Eólico S.A.	Complexo Cutia (7 plants) Complexo Bento Miguel (6 plants)	R$ 619.4 millions	R$ 513.0 millions	TJLP + 2.04% a.a
Copel Geração e Transmissão S.A.	UHE Baixo Iguaçu (participation of 30%)	R$ 194.0 millions	R$ 161.0 millions	TJLP + 1.94% a.a

Both financing agreements provide for amortization in 192 installments (maturity in 16 years) and grace period of 6 months.

The Cutia Wind Farm consists of the implementation of the Cutia Wind Complex and the Bento Miguel Wind Complex, which are formed by 13 wind farms located in Rio Grande do Norte and total 312.9 MW of installed capacity.

The Baixo Iguaçu Hydroelectric Power Plant, built by the Consorcio Baixo Iguaçu - CEBI, with a 30% stake in Copel, has an installed capacity of 350.2 MW and a physical guarantee of 171.3 average MW and is located in the Iguaçu River, between the Municipalities of Capanema and Capitan Leônidas Marques, and between the Governor José Richa HPP and the Iguaçu National Park in the State of Paraná.

Curitiba, November 28, 2018.

Harry Françóia Junior

Chief Legal and Institutional Relations Officer acting as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 28, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.